

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 23, 2025

Cindy Yao
Chief Financial Officer
HF Foods Group Inc.
6325 South Rainbow Boulevard , Suite 420
Las Vegas , Nevada 89118

> **Re: HF Foods Group Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2023**
> **File No. 001-38180**

Dear Cindy Yao:

We have reviewed your December 30, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 16, 2024 letter.

Form 10-K for Fiscal Year Ended December 31, 2023
Management's Discussion & Analysis
Results of Operations
EBITDA and Adjusted EBITDA, page 33

1. We note your response to our prior comment 1. Your response appears to focus on why you do not adjust for legal expenses incurred. However, it is not clear from your response why you did not adjust for the net gain of $10.0 million resulting from the settlement. Accordingly, we reissue our previous comment. Please tell us your consideration of non-GAAP C&DI 100.03, which prohibits adjusting for non-recurring charges without also adjusting for non-recurring gains.

Consolidated Statements of Cash Flows, page 43

2.   We note your response to our prior comment 2. Your book overdraft should not result in a financing activity on the cash flow statement because the transaction relates only to a payment to a vendor, which is an operating activity. This is not similar to a bank overdraft which results in a borrowing from the bank, a financing activity. Your transaction does not appear to meet the definition of a financing activity. Refer to ASC 230-10-45-15, 45-17, and the glossary of ASC 230. Please revise accordingly.

        Please contact Aamira Chaudhry at 202-551-3389 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Division of Corporation Finance
                                Office of Trade & Services